

ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 0107536001630

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

09045400

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule I2g3-2 (b) Exemption
File No. 82-2842

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
| ASIA FIBER PUBLIC COMPANY LIMITED |

Mr.Chen Namchaisiri

President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated <u>February 18, 2009</u>   of
<u>Asia Fiber Public Company Limited</u>

RECEIVED

2009 FEB 24 P 12: 15

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

<u>Description of Document</u>   <u>Check if Enclosed</u>

Title: _____ Annual Report
Date: as of _____
Entity requiring item: The Securities
Exchange of Thailand (the "SET") pursuant
to its rules governing listed companies.   _____

Title: Audited Financial Information
for Years Ended _____ and _____
Date: as of _____ and _____
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Unaudited Financial Information
for Years Ended _____ __ , 200__ and 200__
Date: as of _____ __ , 200__ and 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Interim Financial Information
for Three Months Ended <u>December 31, 2008</u>
and Review Report of Certified Public Accountant
Date: as <u>February 18, 2008</u>
Entity requiring item: The SET pursuant   X
to its rules governing listed companies.   _____

Title: Invitation to Shareholders to
Attend Ordinary Meeting on _____ ,
Date: _____ ___ ,
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Description of Document	Check if Enclosed

Title: Proxy Form for Ordinary Meeting of
Shareholders on _____ __, 200 __
Date: _____ __ , 200__
‘Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Title: Prospectus for the Offering of
_____ Shares of Common Stock of the
Company
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Minutes of the _____ Shareholders
Meeting
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Press Release
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Other:

Title:

Date: _____ __ , 200__
Entity requiring item: _____




ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road. Suriyawongse, Bangrak, Bangkok 10500. Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 0107536001630





OPERATING RESULTS

ENDED DECEMBER 31, 2008

The results for the second quarter of the fiscal year 2008/2009, ending on December 31, 2008 shows a net loss of 23.83 million Baht or 0.52 Baht per share, while the corresponding results of the previous year showed a net loss of 19.03 million Baht, or 0.42 Baht per share, an increase of 4.80 million Baht or 25.25% due to the following reasons.

1. Net sales decreases from 402.71 million Baht last year to 307.27 million Baht this year, a decrease of 95.44 million Baht or 23.70%. Gross loss increases from 8.75 million Baht or 2.17% to 13.52 million Baht or 4.40%, an increase of 4.77 million Baht or 54.57% due to the rapid and continuous fall of oil price which led to the rapid falling of product selling price while customers delayed their purchase to reduce their loss from higher priced inventory.

2. Selling and administration expense decreases from 17.94 million Baht last year to 16.63 million Baht this year, a decrease of 1.31 million Baht or 7.30%

Moreover, other income decreases from 7.71 million Baht last year to 6.50 million Baht this year, a decrease of 1.21 million Baht or 15.67%. Interest expense increases from 0.05 million Baht last year to 0.18 million Baht this quarter, an increase of 0.13 million Baht or 258.08% due to the exercise of short term loan for working capital purpose, which have subsequently been repaid in full.



ASIA FIBER PUBLIC COMPANY LIMITED

....
(Mrs.Jintana Thanatavee)

Director

Factory : 406-7 Sukhumvit Road, Bangpoomai, Samuthprakarn 10280 Thailand. Tel. (66) 0-2323-9692, 0-2709-1030 Facsimile : (66) 0-2323-9577



บริษัท เอเชียไฟเบอร จากด (มหาชน)

ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 0107536001630



ISO 9001 REGISTERED RvA C024
ISO 14001 REGISTERED RvA C425
DNV Certification B.V., The Netherlands

Reports on Summarizing Operating Results for a Listed Company (F45-1)

ASIA FIBER PUBLIC CO., LTD.

Review

Ending December 31, 2008

(In Thousands)

	Quarter 2		For 6 Months	
Year	2008	2007	2008	2007
Net profit (loss)	(23,831)	(19,028)	(2,851)	(25,949)
EPS (baht)	(0.52)	(0.42)	(0.06)	(0.57)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET
Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

(Mr. Chen Namchaisiri)

Director



2210/51 Narativatrachanakarin 39 Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com

Auditor's Report on Review of Interim Financial Statements

To the shareholders and the board of directors of

Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at December 31, 2008, and the statements of income, for the three-month period and six-month period ended December 31, 2008, the statements of changes in shareholders' equity and cash flows for the six-month period ended December 31, 2008. These financial statements are the responsibility of the company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standards applicable to review engagement. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. According, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The balance sheets as at June 30, 2008 as presented herein for comparative purposes, formed an integral part of the financial statements, were audited by other auditor whose report dated August 20, 2008 expressed an unqualified opinion. I have not performed and other audit procedures subsequent to such report date.

The statements of income for the three-month period and six-month period ended December 31, 2007, changes in shareholders' equity and cash flows of Asia Fiber Public Company Limited for the six-month period ended December 31, 2007, as presented for comparative purposes, formed an integral part of the interim financial statements, were reviewed by other auditor whose report date February 5, 2008. He reported that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. I have not performed and other audit procedures subsequent to such report date.

C&A Accounting Firm

(Mrs. Chintana Techamontrikul)

Certified Public Accountant (Thailand) No. 5131

Bangkok : February 10, 2009

2210/51 Narativatrachanakarin 39 Rd., Chongnonsee, Yannawa, Bangkok 10120, Thailand. Tel : 66-2678-0750-4 Fax : 66-2678-0661 e-mail: ca_cpa@ksc.th.com

Asia Fiber Public Company Limited

Balance Sheets

As at December 31, 2008 and June 30, 2008

(Unit : Thousand Baht)

	Note	December 31, 2008	June 30, 2008
		(Unaudited/ but reviewed)	(Audited)
Assets			
Current assets			
Cash and cash equivalents	5	74,718	39,030
Trade accounts and notes receivable-net			
- Related companies	4	55,628	56,345
- Other companies	6	106,467	169,654
Inventories-net	7	283,451	284,714
Other current assets	8	8,721	16,553
Total current assets		528,985	566,296
Non-current assets			
Investment in common shares of other company (general investment)-at cost	9	21,500	500
Property, plant and equipment-net	10, 11	434,063	453,672
Other non-current assets		172	159
Total non-current assets		455,735	454,331
Total assets		984,720	1,020,627

The accompanying notes are an integral part of the financial statements.



Asia Fiber Public Company Limited

Balance Sheets

As at December 31, 2008 and June 30, 2008

(Unit : Thousand Baht)

	Note	December 31, 2008	June 30, 2008
		(Unaudited/ but reviewed)	(Audited)
Liabilities and shareholders' equity			
Current liabilities			
Bank overdrafts and short-term loans from financial institutions	10, 11	-	8,239
Trade accounts payable		30,790	38,973
Other current liabilities	12	19,771	36,405
Total current liabilities		**50,561**	**83,617**
Total liabilities		**50,561**	**83,617**
Shareholders' equity			
Share capital			
Authorized share capital			
100,000,000 ordinary shares of Baht 10 each		1,000,000	1,000,000
Issued and paid-up share capital			
45,574,266 ordinary shares of Baht 10 each		455,743	455,743
Additional paid-in capital			
Premium on share capital		369,500	369,500
Revaluation surplus on land	10	279,993	279,993
Retained earnings (deficits)			
Appropriated for :			
- Statutory reserve	13	16,247	16,247
- General reserve		1,357	1,357
Unappropriated (deficit)		(188,681)	(185,830)
Total shareholders' equity		**934,159**	**937,010**
Total liabilities and shareholders' equity		**984,720**	**1,020,627**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Income

For each of the three-month periods ended December 31, 2008 and 2007

(Unit : Thousand Baht)

	Note	2008	2007
Sales	4	303,250	399,456
Services income		4,017	3,256
Total sales and services income		307,267	402,712
Cost of sales		(318,223)	(408,847)
Cost of services		(2,567)	(2,613)
Total cost of sales and services		(320,790)	(411,460)
Gross profit (loss)		(13,523)	(8,748)
Other income	4	6,505	7,713
Profit (loss) before expenses		(7,018)	(1,035)
Selling expenses		(8,140)	(10,129)
Administrative expenses		(8,259)	(7,536)
Other expenses		(233)	(277)
Total expenses		(16,632)	(17,942)
Profit (loss) before finance cost and income tax expenses		(23,650)	(18,977)
Finance costs		(181)	(51)
Net earnings (loss) for the period		(23,831)	(19,028)
Earnings (loss) per share			
Net earnings (loss) for the period		(0.52)	(0.42)
Weighted average number of ordinary shares (Unit : Thousand shares)		45,574	45,574

The accompanying notes are an integral part of the financial statements.



Asia Fiber Public Company Limited

Statements of Income

For each of the six-month periods ended December 31, 2008 and 2007

(Unit : Thousand Baht)

	Note	2008	2007
Sales	4	644,809	802,308
Services income		8,522	5,997
Total sales and services income		**653,331**	**808,305**
Cost of sales		(638,360)	(813,023)
Cost of services		(5,379)	(4,684)
Total cost of sales and services		**(643,739)**	**(817,707)**
Gross profit (loss)		9,592	(9,402)
Other income	4	15,990	18,689
Profit (loss) before expenses		25,582	9,287
Selling expenses		(16,268)	(20,404)
Administrative expenses		(11,400)	(13,977)
Other expenses		(499)	(525)
Total expenses		**(28,167)**	**(34,906)**
Profit (loss) before finance cost and income tax expenses		**(2,585)**	**(25,619)**
Finance costs		(266)	(330)
Net earnings (loss) for the period		**(2,851)**	**(25,949)**
Earnings (loss) per share			
Net earnings (loss) for the period		(0.06)	(0.57)
Weighted average number of ordinary shares (Unit : Thousand shares)		45,574	45,574

The accompanying notes are an integral part of the financial statements.



Asia Fiber Public Company Limited

Statements of Change in Shareholders' Equity

For each of the six-month periods ended December 31, 2008 and 2007

(Unit : Thousand Baht)

	Issued and paid-up share capital	Premium on share capital	Revaluation surplus on land	Retained earnings			
				Appropriated for		Unappropriated (deficit)	Total
				Statutory reserve	General reserve		
Balance as at July 1, 2008	.455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net loss for the period	-	-	-	-	-	(2,851)	(2,851)
Balance as at December 31, 2008	455,743	369,500	279,993	16,247	1,357	(188,681)	934,159
Balance as at July 1, 2007	455,743	369,500	247,992	16,247	1,357	(142,498)	948,341
Net loss for the period	-	-	-	-	-	(25,949)	(25,949)
Balance as at December 31, 2007	455,743	369,500	247,992	16,247	1,357	(168,447)	922,392

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of Cash Flow

For each of the six-month periods ended December 31, 2008 and 2007

(Unit : Thousand Baht)

	2008	2007
		(Restated)
Cash flows from operating activities		
Net - earnings before corporate income tax	(2,851)	(25,949)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities :		
Depreciation and disposal of spare parts for machinery	19,988	20,599
Gain on disposal of fixed assets	(999)	-
Reversal of allowance for diminution in value of inventories	(2,171)	-
Reversal of allowance for slow-moving spare parts for machinery-net	(99)	(57)
Interest Expenses	266	330
Unrealised (gain) loss on exchange	157	(44)
Income (loss) from operating activities before changes in operating assets and liabilities	14,291	(5,121)
Operating assets (increase) decrease		
Trade accounts and notes receivable	63,824	27,874
Inventories	3,434	(23,755)
Other current assets	7,924	4,519
Other non- current assets	(13)	19
Operating liabilities increase (decrease)		
Trade account payables	(8,183)	(1,259)
Other current liabilities	(16,640)	665
Cash receipt (paid) from operations	64,637	2,942
Cash paid for interest	(266)	(587)
Cash paid for corporate income tax	(92)	(60)
Net cash flows from (used in) operating activities	64,279	2,295

The accompanying notes are an integral part of the financial statements.



Asia Fiber Public Company Limited

Statements of Cash Flow

For each of the six-month periods ended December 31, 2008 and 2007

(Unit : Thousand Baht)

	2008	2007
		(Restated)
Cash flows from investing activities		
Purchases of Investment in common shares of other company	(21,000)	-
Purchases of fixed assets	(279)	(17,741)
Cash proceeds from disposal of fixed assets	999	-
Net cash flows from (used in) investing activities	(20,280)	(17,741)
Cash flows from financing activity		
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	(8,240)	(10,000)
Net cash flows from financing activities	(8,240)	(10,000)
Effect from foreign exchange in cash and cash equivalents	(71)	-
Net increase (decrease) in cash and cash equivalents	35,688	(25,446)
Cash and cash equivalents at beginning of period	39,030	76,524
Cash and cash equivalents at end of period	74,718	51,078

The accompanying notes are an integral part of the financial statements.



1. General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office   27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory   406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

2. The basis of interim financial statements and accounting policies

These interim financial statements are prepared in accordance with Thai Generally Accepted Accounting Standard Principles and presented in the set abbreviated format as stipulated under accounting standard no.41 concerning "Interim financial statements" with additional items in the basis financial statements such as the balance sheet, statements of income, the changes in shareholder's equity and the cash flow statements and set out in the maner proscribed under the announcement of the Commercial Registration Department concerning "Compulsory Sub-Entries for Financial Statements" (2008).

The interim financial statements are intended to provide information additional to that Included in the latest auunal financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The company prepares its statutory financial statements in the Thai language in conformity with generally accepted accounting principles in Thailand. The accounting principles used may be different from generally accepted accounting principles in other countries. For the convenience of the readers, the financial statement English version has been prepared by translating the statutory financial statements Thai version in order to meet the requirement of domestic reporting.

3. Significant accounting policies

The interim financial ststements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended June 30, 2008.

4. Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at December 31, 2008 and June 30, 2008 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship

As at December 31, 2008 and June 30, 2008, trade accounts and notes receivable from related companies consisted of :

(Unit : Thousand Baht)

	June 30, 2008	Increase	Decrease	December 31, 2008
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,893	2,766	2,788	106,871
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	713	2,651	3,364	-
Asia Garment Co., Ltd.	257	3,234	3,431	60
Thai Industries Development Co., Ltd.	-	898	898	-
Total	127,187	9,549	10,481	126,255
Notes receivable :				
Asia Garment Co., Ltd.	145	-	145	-
Thai Industries Development Co., Ltd.	13	373	13	373
Total	158	373	158	373
Total trade accounts and notes receivable	127,345	9,922	10,639	126,628
Less Allowance for doubtful accounts	(71,000)			(71,000)
Net	56,345			55,628

ASIA FIBER PUBLIC COMPANY LIMITED

4. Related party transactions (Continue)

The aging analysis of the above trade accounts and notes receivable from related companies as at December 31, 2008 and June 30, 2008 are as follows :

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Trade accounts receivable :		
Current to 3 months	898	820
Over 3 months to 6 months	1,923	79
Over 6 months to 12 months	123	270
Over 12 months	123,311	126,018
Total	126,255	127,187
Notes receivable	373	158
Total trade accounts and notes receivable	126,628	127,345
Less Allowance for doubtful accounts	(71,000)	(71,000)
Net	55,628	56,345

As at December 31, 2008 and June 30, 2008, the company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 123.43 Million and Baht 126.29 Million respectively (the outstanding balances from these companies as at December 31, 2008 and June 30, 2008 totalling Baht 126.20 Million and Baht 126.22 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.50 Million (at market price) and Baht 56.10 Million (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 71.00 Million as at September 30, 2008 and June 30, 2008. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for each of the three-month and six-month periods ended December 31, 2008 and 2007 are as follows :

(Unit : Thousand Baht)

	Price policy	Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
		2008	2007	2008	2007
Sales	Market price	6,101	1,112	8,925	1,493
Interest income (on delay payment from customers)	Negotiated agreement	722	722	1,444	1,444

5. Cash and cash equivalents

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Cash	378	367
Cash at banks - saving a/c	71,768	33,859
Cash at banks - current a/c	2,572	4,804
Total	**74,718**	**39,030**

6. Trade accounts and notes receivable-other companies-net

The aging analysis of trade accounts and notes receivable-other companies as at December 31, 2008 and June 30, 2008 are as follows :

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Trade accounts receivable :		
Current to 3 months	84,267	149,670
Over 3 months to 6 months	558	-
Over 12 months	417	417
Total	85,242	150,087
Notes receivable	31,838	30,180
Total trade accounts and notes receivable	117,080	180,267
Less Allowance for doubtful accounts	(10,613)	(10,613)
Net	**106,467**	**169,654**

As at December 31, 2008 and June 30, 2008, the allowance for doubtful accounts amounted to Baht 10.61 Million.

The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

7. Inventories-net

	December 31, 2008	June 30, 2008
Finished goods	180,004	144,378
Work in process	77,369	97,216
Raw materials	17,921	35,749
Spare parts and factory supplies	12,621	12,978
Inventories in transit	186	1,214
Total	288,101	291,535
Less Allowance for decline in value of inventories	(3,200)	(5,371)
Allowance for slow-moving spare parts and factory supplies	(1,450)	(1,450)
Net	283,451	284,714

8. Other current assets

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Advance payment for import duties	-	13,088
Advance payment for rawmaterials	3,546	-
Others	5,175	3,465
Total	8,721	16,553

9. Investment in common shares of other company (general investment) - at cost

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,576.4 Million)	500	500
Cryothai Company Limited (Paid-up capital of Baht 140 Million)	21,000	-
Total	21,500	500

ASIA FIBER PUBLIC COMPANY LIMITED

10. Property, plant and equipment-net

(Unit : Thousand Baht)

	December 31, 2008
Net book value as at July 1, 2008	453,672
Acquisitions during period - at cost	280
Depreciation and disposal of spare parts for machinery for period	(19,988)
Reversal of allowance for slow-moving spare parts for machinery-net	99
Net book value as at December 31, 2008	434,063

The company appraised its land by following Accounting Standard no. 32 issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at December 31, 2008 and June 30, 2008, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008 and March 23, 2005, respectively). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, respectively, is shown as "Revaluation surplus on land" under "Shareholders' equity" in the balance sheets. The revaluation surplus on land is not available for dividend distribution.

As at December 31, 2008 and June 30, 2008, certain fixed assets with

a) The original costs totalling Baht 2,156.64 Million and Baht 2,099.5 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 224.02 Million and Baht 227.53 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 11.

11. Bank overdrafts and short-term loans from financial institutions

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Trust receipt (interest rate at 5.05% p.a.)	-	8,239

As at December 31, 2008 and June 30, 2008, the company has overdraft lines with several local banks totalling Baht 25 Million and Baht 25 Million, respectively. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 10.

Under the terms of trust receipts agreements, certain imported inventories have been released to the company in trust of the financial institutions. The company, therefore, is accountable to the financial institutions for the inventories.



ASIA FIBER PUBLIC COMPANY LIMITED

12. Other current assets

(Unit : Thousand Baht)

	December 31, 2008	June 30, 2008
Accrued expenses	14,555	27,981
Others	5,216	8,424
Total	19,771	36,405

13. Statutory reserve

According to the Public Limited Companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.

14. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk. (The details of overdraft and long-term loans are set out in note 11 to the financial statements).



ASIA FIBER PUBLIC COMPANY LIMITED

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at December 31, 2008 and June 30, 2008 is set out below :

	Financial assets (Million)		Financial liabilities (Million)	
	December 31, 2008	June 30, 2008	December 31, 2008	June 30, 2008
U.S. Dollars	0.81	1.8	0.03	0.24
Pound sterling	0.02	0.02	0.002	-

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company and subsidiary companies' financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

ASIA FIBER PUBLIC COMPANY LIMITED

15. Segmentation of business

(Unit : Thousand Baht)

For the six-months period ended

December 31, 2008

	Local	Export	Total
Sales	302,311	342,498	644,809
Services income	8,522	-	8,522
Total	310,833	342,498	653,331
Cost of sales	(303,206)	(335,154)	(638,360)
Cost of services	(5,379)	-	(5,379)
Total	(308,585)	(335,154)	(643,739)
Gross profit (loss)	2,248	7,344	9,592
Other income			15,990
Selling expenses			(16,268)
Administrative expenses			(11,400)
Other expenses			(499)
Finance costs			(266)
Net loss			(2,851)
Property, plant and equipment, net			434,063
Others			550,657
Total assets			984,720



ASIA FIBER PUBLIC COMPANY LIMITED

For the six-months period ended

December 31, 2007

	Local	Export	Total
Sales	382,161	420,147	802,308
Services income	5,997	-	5,997
Total	388,158	420,147	808,305
Cost of sales	(375,542)	(437,481)	(813,023)
Cost of services	(4,684)	-	(4,684)
Total	(380,226)	(437,481)	(817,707)
Gross profit (loss)	7,932	(17,334)	(9,402)
Other income			18,689
Selling expenses			(20,404)
Administrative expenses			(13,977)
Other expenses			(525)
Finance costs			(330)
Net loss			(25,949)
Property, plant and equipment, net			439,954
Others			583,603
Total assets			1,023,557



16. Information to be presented on the nature of expenses

(Unit : Thousand Baht)

	Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
	2008	2007	2008	2007
Changes in inventories of finished goods and work in progress	28,864	(17,059)	(15,780)	(27,632)
Raw materials and consumables used	199,264	328,898	479,400	656,638
Management benefit expenses	2,296	2,419	4,209	4,310
Employee benefit expenses	44,845	49,134	80,944	88,026
Depreciation and amortization expenses	9,514	10,320	19,363	20,599
Other expenses	52,639	55,690	103,771	110,672
Finance costs	181	51	266	330
Total Expenses	**337,603**	**429,453**	**672,173**	**852,943**

17. Obligation commitments

As at December 31, 2008 and June 30, 2008, the company had letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1 Million.

18. Approval of interim financial statements

These interim financial statements have been approved by the company's director on February 10, 2009.



END